NEWS RELEASE

Lithium Argentina Reports Second Quarter 2025 Results

Exhibit 99.5

August 11, 2025 – Zug, Switzerland: Lithium Argentina AG (“Lithium Argentina” or the “Company”) (TSX: LAR) (NYSE: LAR) today announced its second quarter 2025 results. Unless otherwise stated, results are presented in United States dollar.

Sam Pigott, Lithium Argentina’s President and CEO, commented:

The Company delivered continued operational improvements in the second quarter, keeping us firmly on track to meet full-year production guidance. At Cauchari-Olaroz, production reached more than 85% of capacity, with costs declining towards $6,000/t, supported by higher volumes and targeted cost-reduction initiatives. While lithium market conditions have been more volatile in recent months, the Company remains well-positioned through disciplined execution, cost control and a focus on safe, efficient operations.

We also advanced our regional growth strategy for the Pozuelos-Pastos Grandes basins, with significant progress made during the quarter and further updates expected shortly. Our approach is to create a more efficient operating structure that harnesses new technologies, economies of scale and builds off our track record at Cauchari-Olaroz. As we advance these longer-term growth initiatives, we are focused on strengthening the balance sheet while preserving and maximizing shareholder value.

Highlights

Cauchari-Olaroz1

•
Production: Lithium carbonate production totaled approximately 8,500 tonnes in the second quarter of 2025, an 18% increase compared to the first quarter.
o
Lithium carbonate production for the six months ended June 30, 2025, was approximately 15,700 tonnes, keeping the operation on track to achieve its 2025 guidance of 30,000 – 35,000 tonnes.
•
Operating Costs: The cost of sales for the second quarter of 2025 was $63 million, with cash operating costs of $6,098 per tonne2 of lithium carbonate sold.
o
Efforts to reduce costs continue and during the second quarter of 2025 costs were approximately 8% lower than the first quarter and reflected the cost-optimization initiatives that have been implemented and higher production volumes during the second quarter.
•
Pricing: Revenue for the second quarter of 2025 totaled $64 million, with an average realized price3 of approximately $7,400 per tonne of lithium carbonate sold.
o
As expected, the realized price at Cauchari-Olaroz was impacted by the continued decline in global lithium prices during the quarter.

1 Information in this section is presented on a 100% basis of the Cauchari-Olaroz operation; the Company’s economic interest is 44.8%

2 Cash operating costs includes all expenditures incurred at the site such as brine management, lithium plant processing, site and provincial office overheads and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs. Cash operating cost per tonne is a non-GAAP financial measure and does not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers.

3 Refer to section titled “Non-IFRS and Other Financial Measures” below.

NEWS RELEASE

Lithium Argentina Reports Second Quarter 2025 Results

Regional Growth and Cauchari-Olaroz Expansion

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Regional Growth: Lithium Argentina and Ganfeng continue to advance the joint development of the Pozuelos-Pastos Grandes basins, which includes Ganfeng’s wholly-owned Pozuelos-Pastos Grandes project, the jointly-owned Pastos Grandes project (85% owned by Lithium Argentina and 15% owned by Ganfeng), and Sal de la Puna project (65% owned by Lithium Argentina and 35% owned by Ganfeng) in Argentina (collectively, “PPG”).
o
A comprehensive feasibility study, evaluating options for up to 150,000 tpa of lithium carbonate equivalent (“LCE”) through a hybrid Direct Lithium Extraction (“DLE”) process will be completed by the end of the year.
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Ganfeng and Lithium Argentina are jointly exploring financing options, including collaboration with potential customers and strategic partners for offtake and minority ownership interests.
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DLE Demonstration Plant: Development of the 5,000 tpa demonstration plant continues in China.
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Engineering is ongoing in China and installation of the demonstration plant in Argentina is targeted for 2026.
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Stage 2 Expansion: Cauchari-Olaroz is advancing an expansion plan considering an additional production capacity of 40,000 tpa of LCE (“Stage 2”).
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Stage 2 is expected to utilize the existing Stage 1 infrastructure and solar evaporation process, while also incorporating the new processing technologies.
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An application for Stage 2 is being prepared under Argentina’s large investments’ incentive regime (RIGI) to support potential tax and fiscal benefits.

Financial and Corporate

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As of June 30, 2025, Lithium Argentina held $68 million in cash and cash equivalents.
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As of June 30, 2025, Exar, the 44.8% equity investee of Lithium Argentina that owns Cauchari-Olaroz, had, on a 100% basis, approximately $233 million of net debt at the official foreign exchange (“FX”) rate.
•
During the second quarter of 2025, Exar closed on $120 million in bank debt facilities, with additional debt capacity available, subject to necessary approvals.
o
These loans were competitively priced at an approximate rate of SOFR plus 2.5%, including fees.

INVESTOR WEBCAST

AN INVESTOR WEBCAST HAS BEEN SCHEDULED FOR

10:00am ET ON Monday, August 11, 2025.

Please use the following link to access:

Second Quarter 2025 Results Webcast

Earnings Release:

Second Quarter 2025

FINANCIAL RESULTS

Selected consolidated financial information of the Company is presented as follows:

(in US$ million except per share information)	Three Months ended June 30,
	2025	2024
	$	$
Expenses	(11.0)	(21.5)
Net (loss)/income	(4.1)	2.2
(Loss)/income per share – basic	(0.03)	0.01
(Loss)/income per share – diluted	(0.03)	0.01

(in US$ million)	As at June 30, 2025	As at December 31, 2024
	$	$
Cash and cash equivalents	68.0	85.5
Total assets	1,141.1	1,131.2
Total liabilities	(252.8)	(240.3)

During the three months ended June 30, 2025, the Company reported a net loss of $4.1 million, compared to net income of $2.2 million in the prior-year period. The net loss was primarily driven by a lower gain on financial instruments of $0.1 million, higher equity compensation expense of $4.1 million, and increased finance costs. In addition, no deferred tax recovery was recognized in Q2 2025, compared to a $10.8 million recovery in Q2 2024. These factors were partially offset by higher finance income of $14.5 million, a reduced share of loss from the Cauchari-Olaroz Project of $0.4 million, and lower exploration and transaction costs.

This news release should be read in conjunction with Lithium Argentina’s unaudited condensed consolidated interim financial statements and management's discussion and analysis for the three and six months ended June 30, 2025, which are available on SEDAR+ and EDGAR. All amounts are in U.S. dollars unless otherwise indicated.

Cash Operating Costs and Total Cash Costs per Tonne

Lithium Argentina reports “Cash Operating Costs per tonne” and “Total Cash Costs per tonne” as key non-GAAP financial measures or ratios. These non-GAAP financial measures or ratios do not have a standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. The most directly comparable IFRS measure is Cost of Sales. These metrics provide investors with insight into the Company's cost structure by excluding non-cash and non-operating items, thereby enabling better comparability of operating performance.

Cash Operating Cost (C1) includes all expenditures incurred at the site, such as brine management, lithium plant processing, site and provincial office overheads, and inventory adjustments. These costs also include project general and administrative costs and sales logistics costs. Total Cash Costs (C2) include all C1 costs, along with export duties (net of refunds) and provincial royalties. Tonnes are reported on a tonnes sold basis at FOB Buenos Aires port. Exar covers the cost of transporting lithium carbonate to the port, while the delivery cost to the buyer's factory in China, along with processing and other costs are subtracted from the sales price.

Earnings Release:

Second Quarter 2025

RECONCILIATION TO NON-GAAP MEASURES (Exar on a 100% basis)		Q1 2025	Q2 2025	YTD June 30, 2025
In USD millions (unless stated otherwise)
Cost of sales	M$	54	63	117
(-) Depreciation and inventory net realizable value adjustments	M$	(12)	(15)	(27)
(+) General & administration and sales logistics	M$	5	4	10
C1: Cash Operating Costs	M$	47	53	100
(+) Selling costs, duties and royalties	M$	2	2	4
C2: Total Cash Costs	M$	49	55	104
Li2CO3 Shipments (dry base)	tns	7,146	8,635	15,781
C1 Total Cash Operating Costs per tonne	M$/tn	6,634	6,098	6,344
C2 Total Cash Costs per tonne	M$/tn	6,875	6,366	6,600

Average realized lithium price

Average realized lithium price per tonne is defined as lithium revenue divided by total lithium tonnes sold.

ABOUT LITHIUM ARGENTINA

Lithium Argentina is an emerging producer of lithium carbonate for use primarily in lithium-ion batteries and electric vehicles. The Company, in partnership with Ganfeng operates the Caucharí-Olaroz lithium brine operation in the Jujuy province of Argentina and advancing the PPG Project in the Salta province of Argentina. Lithium Argentina currently trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the ticker “LAR”.

For further information contact:

Investor Relations

Telephone: +1 778-653-8092

Email: mailto:kelly.obrien@lithium-argentina.com

Website: www.lithium-argentina.com

Earnings Release:

Second Quarter 2025

TECHNICAL INFORMATION

The scientific and technical information in this news release has been reviewed and approved by David Burga, P.Geo., a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Minerals Projects and Subpart 1300 of Regulation S-K by virtue of his experience, education, and professional association, and his independence from the Company. Additional information about the Company’s mineral projects is contained in the Company’s Form 20-F for the year ended December 31, 2024.

FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information”). These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking information. Forward-looking information generally can be identified by the use of words such as “seek,” “anticipate,” “plan,” “continue,” “estimate,” “expect,” “may,” “will,” “project,” “predict,” “propose,” “potential,” “targeting,” “intend,” “could,” “might,” “should,” “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, this news release contains forward-looking information, including, without limitation, with respect to the following matters or the Company’s expectations relating to such matters: 2025 guidance, including expected production for Cauchari-Olaroz; targeted cost reductions for Cauchari-Olaroz; goals of the Company; development of Cauchari-Olaroz, including timing, progress, approach, continuity or change in plans, anticipated production and results thereof; optimization and expansion plans including timing of a feasibility study, planned use of DLE technologies and construction of demonstration plant and the benefits thereof; plans for additional production capacity and improved quality; Stage 2 plans and targeted production capacity; financing strategies; and regional growth plans and targeted capacity of the Pozuelos-Pastos Grandes basins.

Forward-looking information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward-looking information contained in this news release is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, including but not limited to those related to: current technological trends; a cordial business relationship between the Company and third party strategic and contractual partners, including the co-owners of the Company’s projects; ability of the Company to fund, advance, develop Cauchari-Olaroz and other projects and expected production and the timing thereof at Cauchari-Olaroz; ability of the Company to advance and develop the Pastos Grandes and Sal de la Puna projects; the successful operation of Cauchari-Olaroz under its co-ownership structure; ability of the Company to produce battery quality lithium products; the Company’s ability to operate in a safe and effective manner; uncertainties relating to receiving and maintaining mining, exploration, environmental and other permits or approvals in Argentina; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the impact of increasing competition in the lithium business, and the Company’s competitive position in the industry; general economic, geopolitical, and political conditions; the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; regulatory, and political matters that may influence or be influenced by future events or conditions; local and global political and economic conditions; governmental and regulatory requirements and actions by governmental authorities, including changes in government policies; stability and inflation of the Argentine peso, including any foreign exchange or capital

Earnings Release:

Second Quarter 2025

controls which may be enacted in respect thereof, and the effect of current or any additional regulations on the Company’s operations; the impact of unknown financial contingencies, including litigation costs, on the Company’s operations; gains or losses, in each case, if any, from short-term investments in Argentine bonds and equities; estimates of and unpredictable changes to the market prices for lithium products; development and ramp up costs for the Cauchari-Olaroz operation, and costs for any additional exploration work at the operation; uncertainties inherent to estimates of Mineral Resources and Mineral Reserves, including whether Mineral Resources not included in Mineral Reserves will be further developed into Mineral Reserves; reliability of technical data; anticipated timing and results of exploration, development and construction activities; discretion in the use of proceeds of certain financing activities; the Company’s ability to obtain additional financing on satisfactory terms or at all; the ability to develop and achieve production at any of the Company’s mineral exploration and development properties; the impacts of pandemics and geopolitical issues on the Company’s business; the impact of inflationary and other conditions on the Company’s business and global markets; ability to repay or refinance debt as it comes due; and accuracy of development budget and construction estimates. Many of these expectations, assumptions, risk and uncertainties are beyond the Company’s control and could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information.

Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct. Since forward-looking information inherently involves risks and uncertainties, undue reliance should not be placed on such information. The Company’s actual results could differ materially from those anticipated in any forward-looking information as a result of the risk factors set out herein and, in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 (“Form 20-F”), and other filings, which are available on the Company’s website at www.lithium-argentina.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

All forward-looking information contained in this news release is expressly qualified by the risk factors set out in the latest Form 20-F and other public filings. Such risks include, but are not limited to the following: the Company’s mineral properties, or the mineral properties in which it has an interest, may not be developed or operate as planned and uncertainty of whether there will ever be production at the Company’s mineral exploration properties, or the properties in which it has an interest; cost overruns; risks associated with the Company’s ability to successfully secure adequate additional funding; market prices affecting the ability to develop or operate the Company's mineral properties and properties in which it has an interest; risks associated with co-ownership and/or joint venture arrangements; risks related to acquisitions, integration and dispositions; risk to the growth of lithium markets; lithium prices; inability to obtain required governmental permits and government-imposed limitations on operations; technology risk; inability to achieve and manage expected growth; political risk associated with foreign operations, including co-ownership arrangements with foreign domiciled partners; risks arising from the outbreak of hostilities in Ukraine, Israel, the Middle East and other parts of the world and the international response, including but not limited to their impact on commodity markets, supply chains, equipment and construction; emerging and developing market risks; risks relating to tariff wars, including but not limited to their impact on stock markets, interest rates, the availability of financing, commodity markets, supply chains, equipment and construction; risks associated with not having production experience; operational risks; changes in government regulations; changes to environmental requirements; failure to obtain or maintain necessary licenses, permits or approvals; insurance risk; receipt and security of mineral property titles and mineral tenure risk; changes in project parameters as plans continue to be refined; changes in legislation, governmental or community policy; regulatory risks with respect to strategic minerals; mining industry competition; market risk; volatility in global financial conditions; uncertainties associated with estimating Mineral Resources and Mineral Reserves, including uncertainties relating to the assumptions underlying Mineral Resource and Mineral Reserve estimates; whether certain Mineral Resources will ever be converted into Mineral Reserves; uncertainties with respect to

Earnings Release:

Second Quarter 2025

estimates of operating costs and related economics for the Cauchari-Olaroz Project; uncertainties inherent to the results of technical and economic studies; risks in connection with the Company’s existing debt financing; risks related to investments in Argentine bonds and equities; opposition to development of the Company’s mineral properties; lack of brine management regulations; surface access risk; risks related to climate change; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liabilities and risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; risks related to the stability and inflation of the Argentine Peso, including any foreign exchange or capital controls which may be enacted in respect thereof, and the effect of current and any additional regulations on the Company’s operations; risks related to unknown financial contingencies, including litigation costs, on the Company’s operations; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company, or to the Company and its co-owners for any co-ownership interests; shareholder dilution; intellectual property risk; dependency on consultants and key personnel; payment of dividends; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk, including as a result of the Company’s dual-exchange listing and increased costs thereof; conflicts of interest; share price volatility; and cybersecurity risks and threats. Such risk factors are not exhaustive. The Company does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law. All forward-looking information contained in this news release is expressly qualified in its entirety by this cautionary statement. Additional information about the above-noted assumptions, risks and uncertainties is contained in the Company’s Form 20-F and other public filings, which are available on the Company’s website at www.lithium-argentina.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Earnings Release:

Second Quarter 2025